Exhibit A

The securities reported as beneficially owned by Mr. Hetz include:

a) 5,099,442 shares held of record by AH Investments US, LP ("AH Investments") or its general partner, AH Holdings US, Inc. ("AH Holdings"), which are members of a "group" with Mr. Hetz for purposes of section 13(d) of the Securities and Exchange Act of 1934, as amended. Mr. Hetz is the Chief Executive Officer of Alony Hetz Properties & Investments, LP, the ultimate parent company of AH Investments and AH Holdings.

b) 13,500 shares held of record by Mr. Hetz (including the 1,300 shares reported herein).